
ADB

Asian Development Bank




11005518


SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2011
WASH., D.C.
200
SECTION

February 23, 2011

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of A$700,000,000 6.00% Notes due 22 February 2018 under its Australian Dollar Domestic Medium Term Note Program.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,

KAZUKI FUKUNAGA
Assistant Treasurer

Enclosure

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's A$700,000,000
6.00% Notes due 22 February 2018

Filed pursuant to Rule 3 of Regulation AD
Dated: February 23, 2011

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$700,000,000 principal amount of 6.00% Notes due 22 February 2018 (the "Notes") of the Asian Development Bank (the "ADB") under its Australian Dollar Domestic Medium Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006 (the "Information Memorandum"), which was previously filed under a report of the ADB dated March 17, 2008, and in the Pricing Supplement relating to the Notes dated 18 February 2011 (the "Pricing Supplement"), which was previously filed under a report of the ADB dated February 18, 2011. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2010, was filed under a report of the ADB dated April 28, 2010.

The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Memorandum, page 2 and the Pricing Supplement.

As of 18 February 2011, the ADB entered into a Subscription Agreement, which was previously filed under a report of the ADB dated February 18, 2011, with Australia and New Zealand Banking Group Limited, Commonwealth Bank of Australia and Royal Bank of Canada (the "Lead Managers and Dealers"),

pursuant to which the ADB has agreed to issue and sell, and the Lead Managers and Dealers have severally agreed to purchase, a principal amount of the Notes aggregating A$700,000,000 for an issue price of 98.725%, less management and underwriting fees and selling concessions of 0.167%. The Notes will be offered for sale subject to issuance and acceptance by the Lead Managers and Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 22 February 2011.

The Lead Managers and Dealers propose to offer all the Notes to the public at the public offering price of 98.725%.

The respective principal amounts of the Notes that each of the Lead Managers and Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Australia and New Zealand Banking Group Limited	A$233,000,000
Commonwealth Bank of Australia	233,000,000
Royal Bank of Canada	234,000,000
Total	A$700,000,000

Item 3. Distribution Spread

See the Pricing Supplement, page 2 and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB*
Per Unit	98.725%	0.167%	98.558%
Total	A$691,075,000	A$1,169,000	A$689,906,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees..	$13,000
Listing Fees (Australian Securities Exchange).......	$5,000

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Memorandum, page 5.

Item 7. Exhibits

(a) (i) Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006, previously filed under a report of the ADB dated March 17, 2008.

(ii) the Note Deed Poll in relation to the Program dated 13 February 2006, previously filed under a report of the ADB dated March 17, 2008.

(iii) Programme Agreement relating to the issuance of Notes by the ADB under the Program dated as of 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006), previously filed under a report of the ADB dated March 17, 2008.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Subscription Agreement dated 18 February 2011, previously filed under a report of the ADB dated February 18, 2011.

(d) (i) Information Statement dated April 28, 2010, previously filed under a report of the ADB dated April 28, 2010.

(ii) Pricing Supplement dated 18 February 2011, previously filed under a report of the ADB dated February 18, 2011.



Asian Development Bank

22 February 2011

Australia and New Zealand Banking Group Limited
Level 2
20 Martin Place
Sydney NSW 2000
Australia

Commonwealth Bank of Australia
Level 23
Darling Park Tower 1
201 Sussex Street
Sydney NSW 2000
Australia

Royal Bank of Canada
Level 46
2 Park Street
Sydney NSW 2000
Australia

as Lead Managers and Dealers for the issue of the Notes defined below

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: AUD 007-00-1
AUD700,000,000 6.00 per cent. Notes due 22 February 2018 (the "Notes")
Issued under the Australian Dollar Domestic Medium-Term Note Programme
(the "Programme")

I have participated in the proceedings of the Asian Development Bank ("ADB") to authorize the issue and sale of the captioned Notes issued under the Programme. In that connection, I have examined, among other things, the following:

(a) the Agreement Establishing the Asian Development Bank (the "Charter") and the By-Laws of ADB;

(b) a memorandum dated 27 April 1999 from the member of the Board of Directors of ADB representing Australia confirming that the Government of Australia has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c) the resolution adopted by the Board of Directors of ADB on 6 December 2010 (the "Resolution"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(d) the memorandum of the Treasurer of ADB dated 18 February 2011 setting forth his determinations as required under the Resolution for the issue and sale of the Notes;

(e) the Borrowing Regulation of ADB dated 9 December 2008;

(f) the Subscription Agreement between ADB and the Lead Managers and Dealers dated 18 February 2011 (the "Subscription Agreement") relating to the issue and sale of the Notes; and

(g) the Pricing Supplement dated 18 February 2011 (the "Pricing Supplement") relating to the issue and sale of the Notes.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B) The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued, delivered and paid for in accordance with the Subscription Agreement (which Subscription Agreement shall have been duly authorized, executed and delivered by the Lead Managers and Dealers), the Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C) The Subscription Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and constitute each a valid, binding and enforceable agreement of ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national

jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,

JEREMY H. HOVLAND
General Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's A$700,000,000
6.00% Notes due 22 February 2018

Filed pursuant to Rule 3 of Regulation AD
Dated: February 23, 2011

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$700,000,000 principal amount of 6.00% Notes due 22 February 2018 (the "Notes") of the Asian Development Bank (the "ADB") under its Australian Dollar Domestic Medium Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006 (the "Information Memorandum"), which was previously filed under a report of the ADB dated March 17, 2008, and in the Pricing Supplement relating to the Notes dated 18 February 2011 (the "Pricing Supplement"), which was previously filed under a report of the ADB dated February 18, 2011. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2010, was filed under a report of the ADB dated April 28, 2010.

The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Memorandum, page 2 and the Pricing Supplement.

As of 18 February 2011, the ADB entered into a Subscription Agreement, which was previously filed under a report of the ADB dated February 18, 2011, with Australia and New Zealand Banking Group Limited, Commonwealth Bank of Australia and Royal Bank of Canada (the "Lead Managers and Dealers"),

pursuant to which the ADB has agreed to issue and sell, and the Lead Managers and Dealers have severally agreed to purchase, a principal amount of the Notes aggregating A$700,000,000 for an issue price of 98.725%, less management and underwriting fees and selling concessions of 0.167%. The Notes will be offered for sale subject to issuance and acceptance by the Lead Managers and Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 22 February 2011.

The Lead Managers and Dealers propose to offer all the Notes to the public at the public offering price of 98.725%.

The respective principal amounts of the Notes that each of the Lead Managers and Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Australia and New Zealand Banking Group Limited	A$233,000,000
Commonwealth Bank of Australia	233,000,000
Royal Bank of Canada	234,000,000
Total	A$700,000,000

Item 3. Distribution Spread

See the Pricing Supplement, page 2 and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB*
Per Unit	98.725%	0.167%	98.558%
Total	A$691,075,000	A$1,169,000	A$689,906,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees..	$13,000
Listing Fees (Australian Securities Exchange).......	$5,000

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Memorandum, page 5.

Item 7. Exhibits

(a) (i) Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006, previously filed under a report of the ADB dated March 17, 2008.

(ii) the Note Deed Poll in relation to the Program dated 13 February 2006, previously filed under a report of the ADB dated March 17, 2008.

(iii) Programme Agreement relating to the issuance of Notes by the ADB under the Program dated as of 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006), previously filed under a report of the ADB dated March 17, 2008.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Subscription Agreement dated 18 February 2011, previously filed under a report of the ADB dated February 18, 2011.

(d) (i) Information Statement dated April 28, 2010, previously filed under a report of the ADB dated April 28, 2010.

(ii) Pricing Supplement dated 18 February 2011, previously filed under a report of the ADB dated February 18, 2011.



Asian Development Bank

22 February 2011

Australia and New Zealand Banking Group Limited
Level 2
20 Martin Place
Sydney NSW 2000
Australia

Commonwealth Bank of Australia
Level 23
Darling Park Tower 1
201 Sussex Street
Sydney NSW 2000
Australia

Royal Bank of Canada
Level 46
2 Park Street
Sydney NSW 2000
Australia

as Lead Managers and Dealers for the issue of the Notes defined below

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: AUD 007-00-1
AUD700,000,000 6.00 per cent. Notes due 22 February 2018 (the "Notes")
Issued under the Australian Dollar Domestic Medium-Term Note Programme
(the "Programme")

I have participated in the proceedings of the Asian Development Bank ("ADB") to authorize the issue and sale of the captioned Notes issued under the Programme. In that connection, I have examined, among other things, the following:

(a) the Agreement Establishing the Asian Development Bank (the "Charter") and the By-Laws of ADB;

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org

(b) a memorandum dated 27 April 1999 from the member of the Board of Directors of ADB representing Australia confirming that the Government of Australia has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c) the resolution adopted by the Board of Directors of ADB on 6 December 2010 (the "Resolution"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(d) the memorandum of the Treasurer of ADB dated 18 February 2011 setting forth his determinations as required under the Resolution for the issue and sale of the Notes;

(e) the Borrowing Regulation of ADB dated 9 December 2008;

(f) the Subscription Agreement between ADB and the Lead Managers and Dealers dated 18 February 2011 (the "Subscription Agreement") relating to the issue and sale of the Notes; and

(g) the Pricing Supplement dated 18 February 2011 (the "Pricing Supplement") relating to the issue and sale of the Notes.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B) The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued, delivered and paid for in accordance with the Subscription Agreement (which Subscription Agreement shall have been duly authorized, executed and delivered by the Lead Managers and Dealers), the Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C) The Subscription Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and constitute each a valid, binding and enforceable agreement of ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national

jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,

JEREMY H. HOVLAND
General Counsel


ADB

Asian Development Bank


SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2011
WASH, D.C.
200
SECTION

February 23, 2011

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of A$700,000,000 6.00% Notes due 22 February 2018 under its Australian Dollar Domestic Medium Term Note Program.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,

KAZUKI FUKUNAGA
Assistant Treasurer

Enclosure

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's A$700,000,000
6.00% Notes due 22 February 2018

Filed pursuant to Rule 3 of Regulation AD
Dated: February 23, 2011

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$700,000,000 principal amount of 6.00% Notes due 22 February 2018 (the "Notes") of the Asian Development Bank (the "ADB") under its Australian Dollar Domestic Medium Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006 (the "Information Memorandum"), which was previously filed under a report of the ADB dated March 17, 2008, and in the Pricing Supplement relating to the Notes dated 18 February 2011 (the "Pricing Supplement"), which was previously filed under a report of the ADB dated February 18, 2011. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2010, was filed under a report of the ADB dated April 28, 2010.

The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Memorandum, page 2 and the Pricing Supplement.

As of 18 February 2011, the ADB entered into a Subscription Agreement, which was previously filed under a report of the ADB dated February 18, 2011, with Australia and New Zealand Banking Group Limited, Commonwealth Bank of Australia and Royal Bank of Canada (the "Lead Managers and Dealers"),

pursuant to which the ADB has agreed to issue and sell, and the Lead Managers and Dealers have severally agreed to purchase, a principal amount of the Notes aggregating A$700,000,000 for an issue price of 98.725%, less management and underwriting fees and selling concessions of 0.167%. The Notes will be offered for sale subject to issuance and acceptance by the Lead Managers and Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 22 February 2011.

The Lead Managers and Dealers propose to offer all the Notes to the public at the public offering price of 98.725%.

The respective principal amounts of the Notes that each of the Lead Managers and Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Australia and New Zealand Banking Group Limited	A$233,000,000
Commonwealth Bank of Australia	233,000,000
Royal Bank of Canada	234,000,000
Total	A$700,000,000

Item 3. Distribution Spread

See the Pricing Supplement, page 2 and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB*
Per Unit	98.725%	0.167%	98.558%
Total	A$691,075,000	A$1,169,000	A$689,906,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees...	$13,000
Listing Fees (Australian Securities Exchange).......	$5,000

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Memorandum, page 5.

Item 7. Exhibits

(a) (i) Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006, previously filed under a report of the ADB dated March 17, 2008.

(ii) the Note Deed Poll in relation to the Program dated 13 February 2006, previously filed under a report of the ADB dated March 17, 2008.

(iii) Programme Agreement relating to the issuance of Notes by the ADB under the Program dated as of 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006), previously filed under a report of the ADB dated March 17, 2008.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Subscription Agreement dated 18 February 2011, previously filed under a report of the ADB dated February 18, 2011.

(d) (i) Information Statement dated April 28, 2010, previously filed under a report of the ADB dated April 28, 2010.

(ii) Pricing Supplement dated 18 February 2011, previously filed under a report of the ADB dated February 18, 2011.



Asian Development Bank

22 February 2011

Australia and New Zealand Banking Group Limited
Level 2
20 Martin Place
Sydney NSW 2000
Australia

Commonwealth Bank of Australia
Level 23
Darling Park Tower 1
201 Sussex Street
Sydney NSW 2000
Australia

Royal Bank of Canada
Level 46
2 Park Street
Sydney NSW 2000
Australia

as Lead Managers and Dealers for the issue of the Notes defined below

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: AUD 007-00-1
AUD700,000,000 6.00 per cent. Notes due 22 February 2018 (the "Notes")
Issued under the Australian Dollar Domestic Medium-Term Note Programme
(the "Programme")

I have participated in the proceedings of the Asian Development Bank ("ADB") to authorize the issue and sale of the captioned Notes issued under the Programme. In that connection, I have examined, among other things, the following:

(a) the Agreement Establishing the Asian Development Bank (the "Charter") and the By-Laws of ADB;

(b) a memorandum dated 27 April 1999 from the member of the Board of Directors of ADB representing Australia confirming that the Government of Australia has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c) the resolution adopted by the Board of Directors of ADB on 6 December 2010 (the "Resolution"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(d) the memorandum of the Treasurer of ADB dated 18 February 2011 setting forth his determinations as required under the Resolution for the issue and sale of the Notes;

(e) the Borrowing Regulation of ADB dated 9 December 2008;

(f) the Subscription Agreement between ADB and the Lead Managers and Dealers dated 18 February 2011 (the "Subscription Agreement") relating to the issue and sale of the Notes; and

(g) the Pricing Supplement dated 18 February 2011 (the "Pricing Supplement") relating to the issue and sale of the Notes.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B) The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued, delivered and paid for in accordance with the Subscription Agreement (which Subscription Agreement shall have been duly authorized, executed and delivered by the Lead Managers and Dealers), the Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C) The Subscription Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and constitute each a valid, binding and enforceable agreement of ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national

jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,

JEREMY H. HOVLAND
General Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's A$700,000,000
6.00% Notes due 22 February 2018

Filed pursuant to Rule 3 of Regulation AD
Dated: February 23, 2011

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$700,000,000 principal amount of 6.00% Notes due 22 February 2018 (the "Notes") of the Asian Development Bank (the "ADB") under its Australian Dollar Domestic Medium Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006 (the "Information Memorandum"), which was previously filed under a report of the ADB dated March 17, 2008, and in the Pricing Supplement relating to the Notes dated 18 February 2011 (the "Pricing Supplement"), which was previously filed under a report of the ADB dated February 18, 2011. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2010, was filed under a report of the ADB dated April 28, 2010.

The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Memorandum, page 2 and the Pricing Supplement.

As of 18 February 2011, the ADB entered into a Subscription Agreement, which was previously filed under a report of the ADB dated February 18, 2011, with Australia and New Zealand Banking Group Limited, Commonwealth Bank of Australia and Royal Bank of Canada (the "Lead Managers and Dealers"),

pursuant to which the ADB has agreed to issue and sell, and the Lead Managers and Dealers have severally agreed to purchase, a principal amount of the Notes aggregating A$700,000,000 for an issue price of 98.725%, less management and underwriting fees and selling concessions of 0.167%. The Notes will be offered for sale subject to issuance and acceptance by the Lead Managers and Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 22 February 2011.

The Lead Managers and Dealers propose to offer all the Notes to the public at the public offering price of 98.725%.

The respective principal amounts of the Notes that each of the Lead Managers and Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Australia and New Zealand Banking Group Limited	A$233,000,000
Commonwealth Bank of Australia	233,000,000
Royal Bank of Canada	234,000,000
Total	A$700,000,000

Item 3. Distribution Spread

See the Pricing Supplement, page 2 and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB*
Per Unit	98.725%	0.167%	98.558%
Total	A$691,075,000	A$1,169,000	A$689,906,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees..	$13,000
Listing Fees (Australian Securities Exchange).......	$5,000

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Memorandum, page 5.

Item 7. Exhibits

(a) (i) Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006, previously filed under a report of the ADB dated March 17, 2008.

(ii) the Note Deed Poll in relation to the Program dated 13 February 2006, previously filed under a report of the ADB dated March 17, 2008.

(iii) Programme Agreement relating to the issuance of Notes by the ADB under the Program dated as of 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006), previously filed under a report of the ADB dated March 17, 2008.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Subscription Agreement dated 18 February 2011, previously filed under a report of the ADB dated February 18, 2011.

(d) (i) Information Statement dated April 28, 2010, previously filed under a report of the ADB dated April 28, 2010.

(ii) Pricing Supplement dated 18 February 2011, previously filed under a report of the ADB dated February 18, 2011.



Asian Development Bank

22 February 2011

Australia and New Zealand Banking Group Limited
Level 2
20 Martin Place
Sydney NSW 2000
Australia

Commonwealth Bank of Australia
Level 23
Darling Park Tower 1
201 Sussex Street
Sydney NSW 2000
Australia

Royal Bank of Canada
Level 46
2 Park Street
Sydney NSW 2000
Australia

as Lead Managers and Dealers for the issue of the Notes defined below

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: AUD 007-00-1
AUD700,000,000 6.00 per cent. Notes due 22 February 2018 (the "Notes")
Issued under the Australian Dollar Domestic Medium-Term Note Programme
(the "Programme")

I have participated in the proceedings of the Asian Development Bank ("ADB") to authorize the issue and sale of the captioned Notes issued under the Programme. In that connection, I have examined, among other things, the following:

(a) the Agreement Establishing the Asian Development Bank (the "Charter") and the By-Laws of ADB;

(b) a memorandum dated 27 April 1999 from the member of the Board of Directors of ADB representing Australia confirming that the Government of Australia has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c) the resolution adopted by the Board of Directors of ADB on 6 December 2010 (the "Resolution"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(d) the memorandum of the Treasurer of ADB dated 18 February 2011 setting forth his determinations as required under the Resolution for the issue and sale of the Notes;

(e) the Borrowing Regulation of ADB dated 9 December 2008;

(f) the Subscription Agreement between ADB and the Lead Managers and Dealers dated 18 February 2011 (the "Subscription Agreement") relating to the issue and sale of the Notes; and

(g) the Pricing Supplement dated 18 February 2011 (the "Pricing Supplement") relating to the issue and sale of the Notes.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B) The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued, delivered and paid for in accordance with the Subscription Agreement (which Subscription Agreement shall have been duly authorized, executed and delivered by the Lead Managers and Dealers), the Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C) The Subscription Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and constitute each a valid, binding and enforceable agreement of ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national

jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,

JEREMY H. HOVLAND
General Counsel


SEC MAIL
RECEIVED
PROCESSING
FEB 2 3 2011
WASH, D.C.
193
SECTION

10·54


COMMISSION
X-RAY

CLEARY GOTTLIEB STEEN & HAMILTON LLP
ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470

TO:
Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
FEB 18 2011
WASH. D.C.
211
SECTION

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's A$700,000,000
6.00% Notes due 22 February 2018

Filed pursuant to Rule 3 of Regulation AD
Dated: February 18, 2011


ADB

Asian Development Bank


SEC MAIL
RECEIVED
PROCESSING
FEB 18 2011
WASH., D.C.
211
SECTION

February 18, 2011

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of A$700,000,000 6.00% Notes due 22 February 2018 under its Australian Dollar Domestic Medium Term Note Program.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,

KAZUKI FUKUNAGA
Assistant Treasurer

Enclosure

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$700,000,000 principal amount of 6.00% Notes due 22 February 2018 (the "Notes") of the Asian Development Bank (the "ADB") under its Australian Dollar Domestic Medium Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006 (the "Information Memorandum"), which was previously filed under a report of the ADB dated March 17, 2008, and in the Pricing Supplement relating to the Notes dated 18 February 2011 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2010, was filed under a report of the ADB dated April 28, 2010.

The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Memorandum, page 2 and the Pricing Supplement.

As of 18 February 2011, the ADB entered into a Subscription Agreement, filed herewith, with Australia and New Zealand Banking Group Limited, Commonwealth Bank of Australia and Royal Bank of Canada (the "Lead

Managers and Dealers"), pursuant to which the ADB has agreed to issue and sell, and the Lead Managers and Dealers have severally agreed to purchase, a principal amount of the Notes aggregating A$700,000,000 for an issue price of 98.725%, less management and underwriting fees and selling concessions of 0.167%. The Notes will be offered for sale subject to issuance and acceptance by the Lead Managers and Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 22 February 2011.

The Lead Managers and Dealers propose to offer all the Notes to the public at the public offering price of 98.725%.

The respective principal amounts of the Notes that each of the Lead Managers and Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Australia and New Zealand Banking Group Limited	A$233,000,000
Commonwealth Bank of Australia	233,000,000
Royal Bank of Canada	234,000,000
Total	A$700,000,000

Item 3. Distribution Spread

See the Pricing Supplement, page 2 and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	98.725%	0.167%	98.558%
Total	A$691,075,000	A$1,169,000	A$689,906,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees..	$13,000*
Listing Fees (Australian Securities Exchange).......	$5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Memorandum, page 5.

Item 7. Exhibits

(a) (i) Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006, previously filed under a report of the ADB dated March 17, 2008.

(ii) the Note Deed Poll in relation to the Program dated 13 February 2006, previously filed under a report of the ADB dated March 17, 2008.

(iii) Programme Agreement relating to the issuance of Notes by the ADB under the Program dated as of 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006), previously filed under a report of the ADB dated March 17, 2008.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) Subscription Agreement dated 18 February 2011.

(d) (i) Information Statement dated April 28, 2010, previously filed under a report of the ADB dated April 28, 2010.

(ii) Pricing Supplement dated 18 February 2011.

MALLESONS STEPHEN JAQUES

Subscription Agreement

Dated 18 February 2011

In relation to the
A$700,000,000 6.00% Notes due 22 February 2018

Asian Development Bank ("**Issuer**")

Australia and New Zealand Banking Group Limited
Commonwealth Bank of Australia
Royal Bank of Canada
("**Lead Managers and Dealers**")

Mallesons Stephen Jaques
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com
Ref: PJH:AYC

Subscription Agreement

Details

Interpretation - Definitions are at the end of this agreement.

Parties	**Issuer** and **Lead Managers and Dealers** as described below.	
Issuer	Name	**Asian Development Bank**
	Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
	Fax	+632 632 4120
	Telephone	+632 632 4444
	Attention	Assistant Treasurer, Funding Division, Treasury Department
Lead Managers and Dealers	Name	**Australia and New Zealand Banking Group Limited**
	ABN	11 005 357 522
	Address	Level 2 20 Martin Place Sydney NSW 2000 Australia
	Telephone	+61 2 9227 1296
	Fax	+61 2 9227 1113
	Attention	Head of Bond Syndicate, Global Markets
	Name	**Commonwealth Bank of Australia**
	ABN	48 123 123 124
	Address	Level 23 Darling Park Tower 1 201 Sussex Street Sydney NSW 2000 Australia
	Telephone	+61 2 9118 1217
	Fax	+61 2 9118 1002
	Attention	Head of Debt Capital Markets

	Name	**Royal Bank of Canada**
	ABN	86 076 940 880
	Address	Level 46 2 Park Street Sydney NSW 2000 Australia
	Telephone	+61 2 9033 3033
	Fax	+61 2 9264 2855
	Attention	Head of Debt Capital Markets
Programme Agreement	Programme Agreement dated 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006) in relation to the A$5,000,000,000 Australian Dollar Domestic Medium Term Note Programme of Asian Development Bank.	
Governing law	New South Wales	
Notes to be subscribed for	A$700,000,000 6.00% Notes due 22 February 2018 ("**Notes**")	
Date of Subscription Agreement	18 February 2011	

General terms

Interpretation - Definitions are at the end of this agreement.

1 Appointment of Dealer

In accordance with clause 13 ("Dealer appointment and termination") of the Programme Agreement, the Issuer appoints each of Australia and New Zealand Banking Group Limited ("**ANZ**"), Commonwealth Bank of Australia ("**CBA**"), Royal Bank of Canada ("**RBC**") to act as a Lead Manager and Dealer in respect of the Notes on the terms set out in the Programme Agreement. Each Lead Manager and Dealer agrees to perform and comply with all duties and obligations expressed to be assumed by a Lead Manager and a Dealer under the Programme Agreement in respect of the Notes. Each Lead Manager and Dealer acknowledges that such appointment will terminate upon the issue of the Notes, but without prejudice to any rights, duties or obligations of the relevant Lead Manager and Dealer that have arisen prior to such termination.

2 Acknowledgments by Lead Managers and Dealers

Each Lead Manager and Dealer acknowledges that it has received:

(a) a copy of the Programme Agreement; and

(b) copies of the Information Memorandum for the Notes.

3 Subscription

3.1 Subscription

On 22 February 2011 or any other date as is agreed between the Issuer and the Lead Managers and Dealers ("**Issue Date**"):

(a) the Issuer agrees to issue and sell the Notes in accordance with this agreement and the Programme Agreement; and

(b) each Lead Manager and Dealer severally agrees to subscribe for the Notes specified below by paying the Purchase Price for those Notes as set out against their name in immediately available funds.

Name of Dealer	Principal Amount of Notes to be subscribed	Purchase Price
ANZ	A$233,000,000	A$229,640,140
CBA	A$233,000,000	A$229,640,140
RBC	A$234,000,000	A$230,625,720
Total	**A$700,000,000**	**A$689,906,000**

Amounts set out in the Purchase Price column include a deduction for the dealer fee set out in clause 7 ("Fees").

3.2 Pricing Supplement

The Issuer confirms that it has signed a pricing supplement ("**Pricing Supplement**") dated 18 February 2011 in connection with the issue of the Notes.

3.3 Authority to distribute

The Issuer authorises each Lead Manager and Dealer to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Programme Agreement:

(a) the Information Memorandum for the Notes;

(b) the Pricing Supplement; and

(c) any other documents prepared and approved by the Issuer in connection with the Programme and the issue of the Notes.

3.4 Obligations - individual and independent

Except as expressly provided in this agreement, the obligations of the Issuer and each Lead Manager and Dealer under this agreement are individual and independent and:

(a) the failure of one or more of them to comply with their obligations under this agreement does not relieve the others of any of their respective obligations;

(b) no one of them is responsible for the failure of one or more of the others to comply with their obligations under this agreement; and

(c) each of them may separately enforce its rights against the others.

3.5 Payment

Notwithstanding clause 3.1 ("Subscription") and clause 3.4 ("Obligations - individual and independent"), the Issuer and each Lead Manager and Dealer agree that settlement shall take place on the following basis:

(a) ANZ agrees to pay the aggregate Purchase Price for the Notes to the account nominated by the Issuer in the manner agreed between them;

(b) the Issuer agrees to deliver the Notes to ANZ; and

(c) ANZ agrees to deliver the Notes to the other Lead Managers and Dealers in the amount specified as set out against their respective names in column 2 of the schedule in clause 3.1 ("Subscription") against payment to ANZ of an amount equal to their respective settlement amounts specified as set out against their respective names in column 3 of the table in clause 3.1 ("Subscription") through the Austraclear System or in any other manner agreed between them.

Nothing in this clause 3.5 relieves the Issuer from the obligation to sell the Notes or the Lead Managers and Dealers from their respective obligations to purchase the Notes in accordance with the other provisions of this agreement.

ANZ is not responsible to any other party if the Issuer or the other Lead Managers and Dealers do not comply with their respective obligations under this agreement and if a Lead Manager and Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to be delivered to that Lead Manager and Dealer under paragraph (c) and ANZ need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

4 Programme Agreement

For the purposes of the Programme Agreement:

(a) the Notes are Notes as defined in the Programme Agreement;

(b) this agreement is a Subscription Agreement;

(c) each Lead Manager and Dealer is a Dealer on the terms set out in the Programme Agreement; and

(d) each Lead Manager and Dealer accepts its appointment as a Lead Manager on the terms set out in the Programme Agreement.

5 Procedures

Each Lead Manager and Dealer acknowledges that:

(a) the issue of Notes under this agreement is a Syndicated Issue of Notes, and that clause 3 ("Procedures for offer and acceptance of Notes") of the Programme Agreement relating to Syndicated Issues applies to Notes issued under this agreement; and

(b) the selling restrictions set out in Schedule 4 of the Programme Agreement are amended as set out in Schedule 1 to the Pricing Supplement.

6 Conditions precedent

6.1 Acknowledgment

The Issuer acknowledges that each Lead Manager and Dealer's obligations to subscribe and pay for the Notes on the Issue Date are subject to the satisfaction of the conditions precedent set out in clause 2.2 ("Conditions to each issue") of the Programme Agreement.

6.2 Termination

If any of the conditions in clause 2.2 ("Conditions to each issue") of the Programme Agreement are not satisfied or waived by the Issue Date, each Lead Manager and Dealer may terminate this agreement and the relevant Lead Manager and Dealer is released from their respective obligations under it.

7 Fees

The Issuer agrees to pay to the Lead Managers and Dealers on the Issue Date an aggregate dealer fee of 0.167 per cent of the aggregate principal amount of the Notes (being A$1,169,000). The Lead Managers and Dealers agree that such fee shall be divided between them in equal shares. The Issuer shall pay such fee by accepting the aggregate Purchase Price for the Notes which is calculated to include a deduction of such fee. The obligation of the Issuer under this clause is subject to this agreement not having been terminated under clause 6.2 ("Termination").

8 Costs

Unless otherwise agreed, each party agrees to pay its own Costs in connection with the negotiation, preparation and execution of this agreement.

For the avoidance of doubt, the Lead Managers and Dealers agree to pay, in 1/3 shares, the fees of Mallesons Stephen Jaques and Cleary Gottlieb Steen & Hamilton LLP for acting as Issuer's counsel with regard to the issue of the Notes and all fees, costs and charges relating to the listing of the Notes on the stock exchange operated by ASX Limited.

9 Notices

Clause 17 ("Notices") of the Programme Agreement applies to this agreement.

10 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

11 Governing law

This agreement is governed by the law in force in the place specified in the Details and the parties submit to the non-exclusive jurisdiction of the courts of that place, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

12 Interpretation

12.1 Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Lead Manager and Dealer means each person so described in the Details;

Note means the notes to be subscribed for under this agreement as set out in the Details;

Programme Agreement means the agreement so described in the Details; and

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 3.1 ("Subscription").

12.2 Inconsistency with Programme Agreement

This agreement prevails to the extent it is inconsistent with the Programme Agreement.

EXECUTED as an agreement

ISSUER

SIGNED by Kazuki Fukunaga for

ASIAN DEVELOPMENT BANK

....
Kazuki Fukunaga
Assistant Treasurer

LEAD MANAGERS AND DEALERS

SIGNED by JAMES HOLIAN)
)
as attorney for **AUSTRALIA AND**)
NEW ZEALAND BANKING)
GROUP LIMITED under power of)
attorney in the presence of:)

....)
Signature of witness)

PENELOPE McLEAN)
Name of witness (block letters))

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by Paul O'Brien

as attorney for **COMMONWEALTH BANK OF AUSTRALIA** under power of attorney in the presence of:

....
Signature of witness

SEAN ROSAS
....
Name of witness (block letters)

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by ROD IRELAND

as attorney for **ROYAL BANK OF CANADA** under power of attorney in the presence of:

....

Signature of witness

DANIEL CHANDLER

Name of witness (block letters)

....

By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

Series No.: AUD 007-00-1
Tranche No.: 1


ADB

ASIAN DEVELOPMENT BANK
Australian Dollar Domestic
Medium Term Note Programme

Issue of

A$700,000,000 6.00% Notes due 22 February 2018
("Notes")

This Pricing Supplement (as referred to in the Information Memorandum dated 20 November 2006 ("**Information Memorandum**") and the Deed Poll dated 13 February 2006 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

1	Description of Notes:	Notes
2	Issuer:	Asian Development Bank
3	Lead Managers and Dealers:	Australia and New Zealand Banking Group Limited (ABN 11 005 357 522) Commonwealth Bank of Australia (ABN 48 123 123 124) Royal Bank of Canada (ABN 86 076 940 880)
4	Registrar:	Reserve Bank of Australia
5	Type of Issue:	Underwritten
6	Currency:	
	- of Denomination:	A$
	- of Payment:	A$

7	Aggregate principal amount of Tranche:	A$700,000,000
8	If interchangeable with existing Series:	Not applicable
9	Issue Date:	22 February 2011
10	(i) Issue Price:	98.725 per cent. of the aggregate principal amount of the Tranche.
	(ii) Net Proceeds	A$689,906,000
11	Denomination(s):	A$1,000, subject to the requirement that the amount payable by each person who subscribes for Notes when issued in Australia must be at least A$500,000.
12	Definition of Business Day:	A day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Sydney.
13	Interest:	

(a)	If Interest bearing:	
(i)	Interest Rate:	6.00% per annum paid semi-annually in arrear.
(ii)	Interest Amount	A$30.00 per Note of A$1,000 denomination, payable on a semi-annual basis.
(iii)	Interest Payment Dates:	22 February and 22 August of each year, commencing on 22 August 2011 and ending on the Maturity Date.
(iv)	Interest Period End Dates:	22 February and 22 August of each year, commencing on 22 August 2011 and ending on the Maturity Date subject to no adjustment.
(v)	Applicable Business Day Convention:	
-	for Interest Payment Dates:	Following
-	for Maturity Date:	Following
-	for Interest Period End Dates:	No adjustment
-	any other dates:	Following
(vii)	Day Count Fraction:	RBA Bond Basis

	(viii)	Interest Commencement Date (if different from the Issue Date):	Not applicable
	(ix)	Minimum Interest Rate:	Not applicable
	(x)	Maximum Interest Rate:	Not applicable
	(xi)	Issue Yield:	6.2275% (semi-annual compounding)
	(b)	If non-interest bearing:	
	-	Amortisation Yield:	Not applicable
	-	Amortisation Yield compounding method for calculation of Amortised Face Amount:	Not applicable
14	Maturity Date:		22 February 2018
15	Maturity Redemption Amount:		Outstanding Principal Amount
16	Early Termination Amount:		Outstanding Principal Amount
17	Listing:		Australian Securities Exchange
18	Clearing System:		Austraclear/Euroclear/Clearstream

If accepted for admission to the respective system, interests in the Notes may be held through Euroclear Bank S.A./N.V. as operator of the Euroclear System (**"Euroclear"**) or through Clearstream Banking, société anonyme (**"Clearstream, Luxembourg"**). In these circumstances, entitlements in respect of holdings of interests in the Notes in Euroclear would be held in Austraclear System by a nominee of Euroclear (currently HSBC Custody Nominees (Australia) Limited) while entitlements in respect of holdings of interests in the Notes in Clearstream, Luxembourg would be held in the Austraclear System by a nominee of J.P. Morgan Chase Bank, N.A. as custodian for Clearstream, Luxembourg.

The rights of a holder of interests in the Notes held through Euroclear or Clearstream, Luxembourg are subject to the respective rules and regulations for accountholders of Euroclear and Clearstream, Luxembourg, the terms and conditions of agreements between Euroclear and Clearstream, Luxembourg and their respective nominee and the rules and regulations of the

Austraclear System.

In addition any transfer of interests in the Notes, which are held through Euroclear or Clearstream, Luxembourg will, to the extent such transfer will be recorded on the Austraclear System, be subject to the Corporations Act 2001 of Australia and the requirements for minimum consideration set out in the Conditions of the Notes.

The Issuer will not be responsible for the operation of the clearing arrangements, which is a matter for the clearing institutions, their nominees, their participants and the investors.

19	Other Conditions:	Not applicable
20	Additional Selling Restrictions:	The Selling Restrictions relating to Australia, Japan, Hong Kong and the United States set out in the Information Memorandum are amended as set out in Schedule 1 to this Pricing Supplement.
21	Foreign Securities Number	ISIN: AU0000ATBHH9 Common Code: 059270583
22	Calculation Agent:	Not applicable
23	Recent Developments:	On 4 May 2010, ADB's Board of Governors approved the following with respect to its 2009 ordinary capital resources net loss:

a) U.S.$447.6 million, representing unrealized losses as of 31 December 2009, be added from the cumulative revaluation adjustments account;

b) U.S.$247.2 million, representing the adjustment to the loan loss reserve as of 31 December 2009, be added from the loan loss reserve and then be allocated to surplus;

c) U.S.$230.9 million be allocated to the ordinary reserve;

d) U.S.$120.0 million be allocated to the Asian Development Fund;

e) U.S.$40.0 million be allocated to the Technical Assistance Special Fund;

f) U.S.$10.0 million be allocated to the Climate Change Fund; and

g) U.S.$10.0 million be allocated to the

		Regional Cooperation and Integration Fund.
		With effect from 7 June 2010, Lakshmi Venkatachalam has been appointed as ADB's Vice-President (Private Sector and Cofinancing Operations).
24	U.S. Taxation:	U.S. taxation disclosure is set out in Schedule 2 to this Pricing Supplement.

CONFIRMED

ASIAN DEVELOPMENT BANK

By: ....

Name: KAZUKI FUKUNAGA
Title: Assistant Treasurer
Date: 18 February 2011

SCHEDULE 1

SELLING RESTRICTIONS

The following selling restrictions set out in the Information Memorandum are amended as follows:

Australia

The selling restriction for Australia is deleted and replaced with the following:

"*Australia*

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia ("**Corporations Act**")) in relation to the Programme or any Notes has been or will be lodged with the Australian Securities and Investments Commission ("**ASIC**"). Each Dealer will be required to represent and agree that, unless the relevant Pricing Supplement (or another supplement to any Information Memorandum) otherwise provides, it:

(a) has not (directly or indirectly) offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); or

(b) has not distributed or published, and will not distribute or publish, any Information Memorandum or any other offering material or advertisement relating to the Notes in Australia,

unless:

(i) the consideration payable by the offeree is at least A$500,000 (or its equivalent in an alternate currency, in either case, disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors under Part 6D.2 or 7.9 of the Corporations Act;

(ii) such action complies with all applicable laws, regulations and directives (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act);

(iii) the offer or invitation is not made to a person who is a "retail client" within the meaning of section 761G of the Corporations Act); and

(iv) such action does not require any document to be lodged with ASIC.

In addition, each Dealer has agreed that it will comply with the directive issued by the Assistant Treasurer of the Commonwealth of Australia dated 23 September 1996 as contained in Banking (Exemption) Order No. 82 which requires all offers and transfers to be for a consideration of at least A$500,000. Banking (Exemption) Order No. 82 does not apply to transfers which occur outside Australia."

Japan

The selling restriction for Japan is deleted and replaced with the following:

"Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan ("**FIEA**"). Each Dealer has represented and agreed that it has not offered, sold, delivered or transferred and will not offer, sell, deliver or transfer any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used here means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering, resale, delivery or transfer, directly or indirectly, in Japan or to a resident of Japan , except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws and ministerial guidelines of Japan."

Hong Kong

The selling restriction for Hong Kong is deleted and replaced with the following:

"Hong Kong

The Dealer has represented and agreed that:

(a) it has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation, prospectus or other offering material or other document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571), as amended, of Hong Kong ("**SFO**") and any rules made under the SFO; and

(b) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to "professional investors" within the meaning of the SFO; or (ii) in circumstances which do not result in the document being a "prospectus" within the meaning in the Companies Ordinance (Cap. 32), as amended, of Hong Kong ("**CO**") or which do not constitute an offer within the meaning of the CO."

United States

The selling restriction for the United States is deleted and replaced with the following:

"United States of America

Under the provisions of Section 11(a) of the Asian Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended."

SCHEDULE 2

U.S. TAXATION

IRS Circular 230 Notice

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE (THE "IRS") CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PRICING SUPPLEMENT OR ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE OF 1986 AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE NOTES; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a Note that is a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the Note (a "*United States holder*"). This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect). Unless otherwise stated, this summary deals only with United States holders who acquire the Notes as part of the initial offering of the Notes at their issue price and who will hold Notes as capital assets. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold Notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction, or persons that have a "functional currency" other than the U.S. dollar.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that acquires or holds the Notes should consult its own tax advisers.

Investors should consult their own tax advisors in determining the tax consequences to them of holding Notes, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of U.S. federal alternative minimum, estate and gift tax laws, U.S. state, local, foreign or other tax laws.

Payments of Interest

Payments of interest on a Note will be taxable to a United States holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with the United States holder's method of tax accounting). The amount of interest income realized by a United States holder that uses the cash method of tax accounting will be the U.S. dollar value of the Australian dollar payment based on the exchange rate in effect on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars. A United

States holder that uses the accrual method of accounting for tax purposes will accrue interest income on the Note in Australian dollars and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within the United States holder's taxable year), or, at the accrual basis United States holder's election, at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. A United States holder that makes such election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS. A United States holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to a Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss but generally will not be treated as an adjustment to interest income received on the Note.

Purchase, Sale and Retirement of Notes

A United States holder's tax basis in a Note generally will equal the cost of such Note to such holder. The cost of such Note to a United States holder will generally be the U.S. dollar value of the Australian dollar purchase price on the date of purchase. The conversion of U.S. dollars to Australian dollars and the immediate use of the Australian dollars to purchase a Note generally will not result in taxable gain or loss for a United States holder.

Upon the sale, exchange or retirement of a Note, a United States holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any amounts attributable to accrued but unpaid interest not previously included in income, which will be taxable as such) and the United States holder's tax basis in such Note. The amount realized will generally be the U.S. dollar value of the Australian dollars received calculated at the exchange rate in effect on the date the Note is disposed of or retired. .

Subject to the foreign currency rules discussed below, gain or loss recognized by a United States holder generally will be long-term capital gain or loss if the United States holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a United States holder on the sale, exchange or retirement of a Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held such Note. This foreign currency gain or loss will not be treated as an adjustment to interest income received on the Notes.

Non-U.S. Holders

The IRS has ruled to the effect that interest paid to a non-resident alien individual or to a foreign corporation on securities issued by ADB is not subject to United States federal income tax, including withholding tax, except that, absent any special statutory or treaty exemption, (i) such interest, when derived by such non-resident alien individual or foreign

corporation in the active conduct of a banking, financing or similar business within the United States or when received by a corporation the principal business of which is trading in stock or securities for its own account, is subject to United States federal income tax if such interest is attributable to an office or fixed place of business of such person within the United States and certain other conditions exist, and (ii) a foreign corporation which is an insurance company carrying on a United States insurance business is subject to United States federal income tax on interest on securities of ADB if such interest is attributable to its United States business.

The IRS also has ruled to the effect that (i) interest paid by ADB on its obligations constitutes income from sources without the United States and (ii) unless a death tax convention provides otherwise, debt obligations of ADB for purposes of the United States federal estate tax are deemed to be situated outside the United States and are not includible in the gross estate of a non-resident of the United States who was not a citizen of the United States. The Tax Reform Act of 1986 and subsequent legislation amended the Internal Revenue Code of 1954, under which the previous rulings were issued. ADB has been advised by its United States tax counsel that these amendments will not affect the IRS rulings described above.

The gain realized on any sale or exchange of the Notes by a holder that is not a United States holder will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

The United States imposes reporting requirements, and in limited circumstances, backup withholding requirements, with respect to certain payments of principal and interest on debt obligations. Regulations issued by the IRS confirm that such reporting requirements do not apply to payments on the Notes made by ADB. Brokers, trustees, custodians and certain other middlemen will be subject to the reporting and backup withholding requirements with respect to payments received by them on, or proceeds realized on the disposition of, Notes held by certain United States holders. Foreign persons receiving payments on the Notes or disposing of Notes may be required to establish their status as such in order to avoid the filing of information returns by such middlemen, or the backup withholding of tax by such middlemen, in respect of such payments.


SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2011
WASH, D.C.
211
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$2,750,000,000
2.50 per cent. Global Notes due 15 March 2016

Filed pursuant to Rule 3 of Regulation AD
Dated: February 22, 2011

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$2,750,000,000 principal amount of 2.50 per cent. Global Notes due 15 March 2016 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus"), which was previously filed under a report of the ADB dated July 20, 2005, and in the Pricing Supplement relating to the Notes dated February 17, 2011 (the "Pricing Supplement"), which was previously filed under a report of the ADB dated February 17, 2011. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2010, was filed under a report of the ADB dated April 28, 2010.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of February 17, 2011, the ADB entered into a Terms Agreement, which was previously filed under a report of the ADB dated February 17, 2011, with Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., RBC Capital Markets, LLC, Credit Suisse Securities (Europe) Limited, Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, Merrill Lynch International, Morgan Stanley & Co. International plc, Nomura International plc,

TD Securities (USA) LLC, The Royal Bank of Scotland plc and UBS Limited (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$2,750,000,000 for an issue price of 99.603% less management and underwriting fees and selling concessions of 0.125%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about February 22, 2011.

The Managers propose to offer all the Notes to the public at the public offering price of 99.603%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Goldman Sachs International	U.S.$656,562,500
HSBC Bank plc	656,562,500
J.P. Morgan Securities Ltd.	656,562,500
RBC Capital Markets, LLC	656,562,500
Credit Suisse Securities (Europe) Limited	13,750,000
Daiwa Capital Markets Europe Limited	13,750,000
Deutsche Bank AG, London Branch	13,750,000
Merrill Lynch International	13,750,000
Morgan Stanley & Co. International plc	13,750,000
Nomura International plc	13,750,000
TD Securities (USA) LLC	13,750,000
The Royal Bank of Scotland plc	13,750,000
UBS Limited	13,750,000
Total	U.S.$2,750,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.603%	0.125%	99.478%
Total	U.S.$2,739,082,500	U.S.$3,437,500	U.S.$2,735,645,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$50,000*
Fees/Expenses of Independent Accountants	$ 27,500*
Listing Fees (Luxembourg)	$ 5,100*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Terms Agreement dated February 17, 2011, previously filed under a report of the ADB dated February 17, 2011.

(d) (i) Information Statement dated April 28, 2010, previously filed under a report of the ADB dated April 28, 2010.

(ii) Pricing Supplement dated February 17, 2011, previously filed under a report of the ADB dated February 17, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2011
WASH. D.C.
193
SECTION

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
USD 1,500,000,000 2.500% Global Notes due 15 March 2016
by the Bank
pursuant to its
EUR 30,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated February 21, 2011

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar ("USD") 1,500,000,000 2.500% Global Notes due 15 March 2016 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 30,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated August 11, 2010, as supplemented by a Pricing Supplement dated February 21, 2011 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Syndication Agreement dated February 21, 2011 with the managers named therein (the "Managers") pursuant to a Programme Agreement dated August 11, 2010 with Dealers referred to therein. Under the terms of the Syndication Agreement and the Programme Agreement (together, the "Agreements"), the Managers have agreed to purchase the Notes. The obligations of the Managers are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	99.598%	0.125%	99.473%
Total	USD 1,493,970,000	USD 1,875,000	USD 1,492,095,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Lead Managers (as defined in the Syndication Agreement) have agreed to pay all costs and expenses (including legal expenses) incurred by the Managers in or in connection with the listing and admission to trading of the Notes and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Syndication Agreement. The Bank shall bear the cost of its own legal expenses.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated August 11, 2010.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated August 11, 2010.*

(c) (i) The Programme Agreement dated August 11, 2010.*
(ii) The Syndication Agreement dated February 21, 2011.
(iii) The Agency Agreement dated August 11, 2010.*

(d) (i) The Base Prospectus dated August 11, 2010.*
(ii) The Registration Document dated August 11, 2010.*
(iii) The Pricing Supplement dated February 21, 2011.

---

* Previously filed with the Securities and Exchange Commission on 1 September 2010.

Syndication Agreement

European Bank for Reconstruction and Development
U.S.$1,500,000,000 2.50 per cent. Global Notes due 15 March 2016

21 February 2011

To: Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
Morgan Stanley & Co. International plc
(the "**Lead Managers**")

BNP Paribas
Citigroup Global Markets Limited
Goldman Sachs International
J.P. Morgan Securities Ltd.
(together with the Lead Managers, the "**Managers**")

c/o Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

cc: Citibank, N.A., (Agent)

Dear Sirs,

European Bank for Reconstruction and Development (the "**Issuer**") proposes to issue U.S.$1,500,000,000 2.50 per cent. Global Notes due 15 March 2016 (the "**Notes**") pursuant to its Euro 30,000,000,000 Global Medium Term Note Programme. The terms of the issue shall be as set out in the form of Pricing Supplement attached to this Agreement as Annex A.

This Agreement is supplemental to the amended and restated Programme Agreement (the "**Programme Agreement**") dated 11 August 2010 made between the Issuer and the Dealers party thereto. All terms used herein have the meanings given to them in the Programme Agreement.

We wish to record the arrangements agreed between us in relation to this issue:

1 This Agreement appoints each Manager which is not a party to the Programme Agreement (each a "**New Dealer**") as a Dealer under the Programme Agreement for the purposes of the issue of the Notes.

The Lead Managers confirm that they are in receipt of the documents referenced below:

(i) a copy of the Programme Agreement; and

(ii) a copy of such of the documents referred to in Appendix A of the Programme Agreement as the Lead Managers (on behalf of the Managers) have requested;

and, on behalf of the New Dealers, have found them to be satisfactory. In the case of any document referred to in Appendix A of the Programme Agreement which they have not requested, the Lead Managers confirm, on behalf of the New Dealers, that they have waived such production.

For the purposes of the Programme Agreement, the details of the Lead Managers for service of notices are as follows:

Daiwa Capital Markets Europe Limited
5 King William Street
London EC4N 7AX

Tel: +44 20 7597 8000
Fax: +44 20 7597 8644
Attn: Manager, Transaction Management

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

Tel: +44 20 7545 8000
Fax: +44 20 7545 4455
Attn: Syndicate Desk

HSBC Bank plc
8 Canada Square
London E14 5HQ

Tel: +44 20 7991 8888
Fax: +44 20 7992 4973
Attn: Transaction Management Group

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

Tel: +44 20 7677 7799
Fax: +44 20 7056 4984
Attn: Head of Transaction Management Group, Global Capital Markets

In consideration of the Issuer appointing the New Dealers as Dealers in respect of the Notes under the Programme Agreement, each New Dealer hereby undertakes, for the benefit of the Issuer and each of the other Dealers, that, in relation to the issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received from the Lead Managers.

The Issuer hereby confirms that the New Dealers shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the Notes as if originally named as a Dealer under the Programme Agreement provided that

following the Issue Date (as defined in Clause 3) the New Dealers shall have no further such authority, rights, powers, duties and obligations except such as may have accrued or been incurred prior to or in connection with the Issue Date.

2

2.1 Subject to the terms and conditions of the Programme Agreement and this Agreement, the Issuer hereby agrees to issue the Notes and the Managers jointly and severally agree to purchase the Notes at a purchase price of 99.473 per cent. of the principal amount of the Notes (the "**Purchase Price**") plus accrued interest, if any, being the issue price of 99.598 per cent. less a combined selling and management and underwriting commission of 0.125 per cent. of such principal amount.

2.2 The Managers agree as between themselves that they will be bound by and will comply with the International Capital Market Association Standard Form Agreement Among Managers version 1 (the "**Agreement Among Managers**") with respect to the Notes and further agree that references in the Agreement Among Managers to the "Lead Manager" shall mean the Lead Managers.

3 The settlement procedures set out in Part 2 of Annex A of the Procedures Memorandum shall apply as if set out in this Agreement provided that, for the purposes of this Agreement:

(i) the sum payable on the Issue Date shall be U.S.$1,492,095,000 (representing the Purchase Price) which should be paid to the account of the Issuer with Citibank, New York, CITIUS 33, account number 36125585, in favour of European Bank for Reconstruction and Development, London;

(ii) "**Issue Date**" means 14.30 hours (London time) on 23 February 2011, or at such other time and/or date as the Issuer and the Lead Managers on behalf of the Managers may agree; and

(iii) "**Payment Instruction Date**" means the Issue Date unless there is to be a pre-closing for the issue in which case it means the business day (being a day on which banks and foreign exchange markets are open for business in London) prior to the Issue Date.

4 The Lead Managers shall bear and pay all costs and expenses (including legal expenses) incurred by the Managers in or in connection with the initial printing of the Notes, this Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N.A. as agent, the initial listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes. The Issuer shall bear the cost of its own legal expenses. For the avoidance of doubt, the Lead Managers shall only bear the costs and expenses listed above relating to the initial issue of the Notes, and shall not be liable for any further costs and expenses.

5 The obligation of the Managers to purchase the Notes is conditional upon:

5.1 the conditions set out in Clause 3.2 (other than that set out in Clause 3.2.7) of the Programme Agreement being satisfied as of the Payment Instruction Date; and

5.2 the delivery to the Lead Managers on the Payment Instruction Date of (i) legal opinions and/or disclosure letters (as applicable) addressed to the Managers dated the Payment Instruction Date in such form and with such contents as the Lead Managers,

on behalf of the Managers, may reasonably require from the General Counsel, a Deputy General Counsel or an Assistant General Counsel of the Issuer, from Linklaters LLP, legal advisers to the Managers in England and from Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in the United States; (ii) a certificate dated as at the Payment Instruction Date signed by a duly authorised officer of the Issuer to the effect stated in sub-paragraph 5.1 of this Clause with regard to the Issuer and further to the effect that the Prospectus (when read together with the Pricing Supplement) contains all material information relating to the Notes and to the assets and liabilities, financial position and profits and losses of the Issuer and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated and (iii) such other conditions precedent as the Lead Managers reasonably may require.

If any of the foregoing conditions is not satisfied on or before the Payment Instruction Date, this Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for any liability arising before or in relation to such termination), provided that the Lead Managers, on behalf of the Managers, may in their discretion waive any of the aforesaid conditions or any part of them.

6

6.1 The Lead Managers, on behalf of the Managers, may, by notice to the Issuer, and the Issuer may, by notice to the Lead Managers, on behalf of the Managers, terminate this Agreement at any time prior to payment of the net subscription moneys to the Issuer if in the opinion of the Lead Managers, on behalf of the Managers or the Issuer, as the case may be, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the Lead Managers or the Issuer, as the case may be, be likely to prejudice materially the success of the distribution of the Notes or dealings in the Notes in the secondary market.

6.2 Upon such notice being given, this Agreement shall terminate and no party shall be under any liability to any other in respect thereof except for the obligations of the Managers under Clause 8 of the Programme Agreement and the respective obligations of the parties under Clause 6 of the Programme Agreement.

7 Clause 16 of the Programme Agreement shall also apply to this Agreement as if expressly incorporated herein.

8 This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

9 A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:

We agree to the foregoing.

For: **DAIWA CAPITAL MARKETS EUROPE LIMITED**
DEUTSCHE BANK AG, LONDON BRANCH
HSBC BANK PLC
MORGAN STANLEY & CO. INTERNATIONAL PLC

By:

Each by its duly authorised attorney

For: **BNP PARIBAS**
CITIGROUP GLOBAL MARKETS LIMITED
GOLDMAN SACHS INTERNATIONAL
J.P. MORGAN SECURITIES LTD.

By:

Each by its duly authorised attorney

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:

We agree to the foregoing.

For: **DAIWA CAPITAL MARKETS EUROPE LIMITED**
DEUTSCHE BANK AG, LONDON BRANCH
HSBC BANK PLC
MORGAN STANLEY & CO. INTERNATIONAL PLC

By:

Each by its duly authorised attorney

For: **BNP PARIBAS**
CITIGROUP GLOBAL MARKETS LIMITED
GOLDMAN SACHS INTERNATIONAL
J.P. MORGAN SECURITIES LTD.

By:

Each by its duly authorised attorney

A13067978

Annex A
Form of Pricing Supplement

21 February 2011

PRICING SUPPLEMENT

European Bank for Reconstruction and Development U.S.$1,500,000,000 2.50 per cent. Global Notes due 15 March 2016 issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus. The Base Prospectus is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		United States Dollar ("**U.S.$**")
2	Nominal Amount:		U.S.$1,500,000,000
3	Type of Note:		Fixed Rate
4	Issue Date:		23 February 2011
5	Issue Price:		99.598 per cent.
6	Maturity Date:		15 March 2016
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		U.S.$1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	The Registered Global Note will be deposited with The Depository Trust Company, New York and registered in the

			name of Cede & Co. as The Depository Trust Company, New York's nominee.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 44 of the Base Prospectus

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		Issue Date
	Fixed Rate Notes:		
16	(c)	Fixed Rate of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(d)	Fixed Interest Dates:	15 March and 15 September in each year, commencing 15 September 2011.
	(e)	Initial Broken Amount per Specified Denomination:	U.S.$14.03 per Specified Denomination payable in respect of the period from, and including, the Issue Date to, but excluding, 15 September 2011
	(f)	Final Broken Amount per Specified Denomination:	Not Applicable
	(g)	Fixed Day Count Fraction:	30/360
	(h)	Business Day Convention:	Following Business Day
	(i)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, New York is the principal financial centre). Additional business centre is London.
	(j)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	**Zero Coupon Notes:**		Not Applicable
18	**Floating Rate Notes and Indexed Notes:**		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:		Condition 6(e) applies and the additional business centres are London and New York
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(k)	Redemption at Issuer's option:	No
	(l)	Redemption at Noteholder's option:	No
23	(m)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Specified Denomination
	(n)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Lead Managers** Daiwa Capital Markets Europe Limited 5 King William Street London EC4N 7AX Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB HSBC Bank plc 8 Canada Square London E14 5HQ Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA **Co-Lead Managers** BNP Paribas 10 Harewood Avenue London NW1 6AA Citigroup Global Markets Limited Citigroup Centre Canada Square London E14 5LB Goldman Sachs International

		Peterborough Court 133 Fleet Street London EC4A 2BB
		J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ
28	Date of Syndication Agreement:	21 February 2011
29	Stabilising Manager	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Not Applicable
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code	059413295
	ISIN Code:	US29874QBW33
	CUSIP Number:	29874QBW3
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	None
38	Total Commissions:	0.125 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 23 February 2011).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Authorised signatory

PART B – OTHER INFORMATION

1 **LISTING**

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 23 February 2011. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

2 **RATINGS**

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. (together with any of its affiliates or their successors, "S&P") since 1991, an Aaa credit rating from Moody's Corporation (together with any of its affiliates or their successors, "Moody's") since 1992 and an AAA credit rating from Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch, none of which is established and registered in the European Union under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer

The net proceeds of the issue of the Notes will be included in the ordinary capital resources of the

	Issuer and used in its ordinary operations.
(ii) Estimated net proceeds:	U.S.$1,492,095,000
(iii) Estimated total expenses:	U.S.$30,000

6 **YIELD**

Indication of yield:	2.585 per cent. (semi-annual) As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 **HISTORIC INTEREST RATES**

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

21 February 2011

PRICING SUPPLEMENT

European Bank for Reconstruction and Development U.S.$1,500,000,000 2.50 per cent. Global Notes due 15 March 2016 issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus. The Base Prospectus is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		United States Dollar ("**U.S.$**")
2	Nominal Amount:		U.S.$1,500,000,000
3	Type of Note:		Fixed Rate
4	Issue Date:		23 February 2011
5	Issue Price:		99.598 per cent.
6	Maturity Date:		15 March 2016
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		U.S.$1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	The Registered Global Note will be deposited with The Depository Trust Company, New York and registered in the name of Cede & Co. as The Depository Trust Company, New York's nominee.
	(b)	Exchange of Registered Global	Registered Global Note will only be

		Note:	exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 44 of the Base Prospectus

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		Issue Date
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(b)	Fixed Interest Dates:	15 March and 15 September in each year, commencing 15 September 2011.
	(c)	Initial Broken Amount per Specified Denomination:	U.S.$14.03 per Specified Denomination payable in respect of the period from, and including, the Issue Date to, but excluding, 15 September 2011
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Following Business Day
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, New York is the principal financial centre). Additional business centre is London.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	**Zero Coupon Notes:**		Not Applicable
18	**Floating Rate Notes and Indexed Notes:**		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:		Condition 6(e) applies and the additional business centres are London and New York
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No

	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Lead Managers** Daiwa Capital Markets Europe Limited 5 King William Street London EC4N 7AX Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB HSBC Bank plc 8 Canada Square London E14 5HQ Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA **Co-Lead Managers** BNP Paribas 10 Harewood Avenue London NW1 6AA Citigroup Global Markets Limited Citigroup Centre Canada Square London E14 5LB Goldman Sachs International Peterborough Court 133 Fleet Street

		London EC4A 2BB J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ
28	Date of Syndication Agreement:	21 February 2011
29	Stabilising Manager	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Not Applicable
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code	059413295
	ISIN Code:	US29874QBW33
	CUSIP Number:	29874QBW3
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	None
38	Total Commissions:	0.125 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described

herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 23 February 2011).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Duly Authorised Officer

PART B – OTHER INFORMATION

1 **LISTING**

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 23 February 2011. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

2 **RATINGS**

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. (together with any of its affiliates or their successors, "S&P") since 1991, an Aaa credit rating from Moody's Corporation (together with any of its affiliates or their successors, "Moody's") since 1992 and an AAA credit rating from Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch, none of which is established and registered in the European Union under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer — The net proceeds of the issue of the Notes will be included in the ordinary capital resources of the

	Issuer and used in its ordinary operations.
(ii) Estimated net proceeds:	U.S.$1,492,095,000
(iii) Estimated total expenses:	U.S.$30,000

6 **YIELD**

Indication of yield:	2.585 per cent. (semi-annual)
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 **HISTORIC INTEREST RATES**

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
FEB 17 2011
WASH., D.C.
200
SECTION

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$2,750,000,000
2.50 per cent. Global Notes due 15 March 2016

Filed pursuant to Rule 3 of Regulation AD
Dated: February 17, 2011

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$2,750,000,000 principal amount of 2.50 per cent. Global Notes due 15 March 2016 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus"), previously filed under a report of the ADB dated July 20, 2005, and in the Pricing Supplement relating to the Notes dated February 17, 2011 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2010, was filed under a report of the ADB dated April 28, 2010. The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of February 17, 2011, the ADB entered into a Terms Agreement, filed herewith, with Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., RBC Capital Markets, LLC, Credit Suisse Securities (Europe) Limited, Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, Merrill Lynch International, Morgan Stanley & Co. International plc,



Asian Development Bank

February 17, 2011


SEC MAIL PROCESSING
RECEIVED
FEB 17 2011
WASH, D.C.
200
SECTION

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of U.S.$2,750,000,000 2.50% Notes due 15 March 2016 under its Global Medium-Term Note Program.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,

KAZUKI FUKUNAGA
Assistant Treasurer

Enclosure

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org

Nomura International plc, TD Securities (USA) LLC, The Royal Bank of Scotland plc and UBS Limited (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$2,750,000,000 for an issue price of 99.603% less management and underwriting fees and selling concessions of 0.125%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about February 22, 2011.

The Managers propose to offer all the Notes to the public at the public offering price of 99.603%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Goldman Sachs International	U.S.$656,562,500
HSBC Bank plc	656,562,500
J.P. Morgan Securities Ltd.	656,562,500
RBC Capital Markets, LLC	656,562,500
Credit Suisse Securities (Europe) Limited	13,750,000
Daiwa Capital Markets Europe Limited	13,750,000
Deutsche Bank AG, London Branch	13,750,000
Merrill Lynch International	13,750,000
Morgan Stanley & Co. International plc	13,750,000
Nomura International plc	13,750,000
TD Securities (USA) LLC	13,750,000
The Royal Bank of Scotland plc	13,750,000
UBS Limited	13,750,000
Total	U.S.$2,750,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.603%	0.125%	99.478%
Total	U.S.$2,739,082,500	U.S.$3,437,500	U.S.$2,735,645,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$50,000*
Fees/Expenses of Independent Accountants	$ 27,500*
Listing Fees (Luxembourg)	$ 5,100*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) Terms Agreement dated February 17, 2011.

(d) (i) Information Statement dated April 28, 2010, previously filed under a report of the ADB dated April 28, 2010.

(ii) Pricing Supplement dated February 17, 2011.

TERMS AGREEMENT NO. 603-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

U.S.$2,750,000,000

2.50 per cent. Global Notes due 15 March 2016

17 February 2011

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned managers (collectively, the "Managers") severally agree to purchase from the Asian Development Bank ("ADB") its U.S.$2,750,000,000 2.50 per cent. Global Notes due 15 March 2016 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 20 July 2005 (the "Prospectus") at 9:00 a.m., New York time, on 22 February 2011 (the "Settlement Date") at an aggregate purchase price of U.S.$2,735,645,000 on the terms set forth herein and in the Standard Provisions dated as of 17 May 2004 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference, except that all references therein to (i) the Prospectus shall be deemed to refer to the Prospectus referred to herein and (ii) the Fiscal Agency Agreement shall be deemed to refer to the Uniform Fiscal Agency Agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to the Managers that the representations and warranties of ADB set forth in Section 2 of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The obligation of the Managers to purchase Notes hereunder is further subject to the receipt by each of the Managers of the documents referred to in clauses (ii) through (v) of Section 6(b) of the Standard Provisions, if requested by the Managers, and copies of the documents referred to in clauses (i), (ii), (iii) and (v) of Section 6(a) of the Standard Provisions. Each of the Managers hereby waives its right to receive copies of each of the documents described in clauses (iv) and (vi) of Section 6(a) of the Standard Provisions.

1. ADB agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.603 per cent. of the principal amount less a management and underwriting fee and selling concession of 0.125 per cent. of the principal amount.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Goldman Sachs International	U.S.$656,562,500
HSBC Bank plc	656,562,500
J.P. Morgan Securities Ltd.	656,562,500
RBC Capital Markets, LLC	656,562,500
Credit Suisse Securities (Europe) Limited	13,750,000
Daiwa Capital Markets Europe Limited	13,750,000
Deutsche Bank AG, London Branch	13,750,000
Merrill Lynch International	13,750,000
Morgan Stanley & Co. International plc	13,750,000
Nomura International plc	13,750,000
TD Securities (USA) LLC	13,750,000
The Royal Bank of Scotland plc	13,750,000
UBS Limited	13,750,000
Total	U.S.$2,750,000,000

2. Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the following account of Bk of NY/DSP at the Federal Reserve Bank of New York, ABA No. 021000018, for further credit to RBC Capital Markets, LLC; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB's Account A, ABA No. 021080245 with the Federal Reserve Bank of New York.

3. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having received or waived its receipt of:

(i) a copy of each of the Prospectus and the Fiscal Agency Agreement, duly executed by the parties thereto; and

(ii) a copy of each of the most recently delivered documents referred to in clauses (i), (ii), (iii) and (v) of Section 6(a) of the Standard Provisions.

4. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

6. For purposes hereof, the notice details of ADB and each of the Managers are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: +632 632-4713
Facsimile: +632 632-4120 or 636-2625

For the Managers:

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB, England
United Kingdom
Attention: MTN Desk
Telephone: +44 20 7774 2295
Facsimile: +44 20 7774 5711

7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes, as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, and arrangements satisfactory to the Managers and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

8. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

GOLDMAN SACHS INTERNATIONAL
HSBC BANK PLC
J.P. MORGAN SECURITIES LTD.
RBC CAPITAL MARKETS, LLC
CREDIT SUISSE SECURITIES (EUROPE) LIMITED
DAIWA CAPITAL MARKETS EUROPE LIMITED
DEUTSCHE BANK AG, LONDON BRANCH
MERRILL LYNCH INTERNATIONAL
MORGAN STANLEY & CO. INTERNATIONAL PLC
NOMURA INTERNATIONAL PLC
TD SECURITIES (USA) LLC
THE ROYAL BANK OF SCOTLAND PLC
UBS LIMITED

By: ______________________
Name: DAVID VYRAVIPILLAI
Title: Attorney-in-Fact

[*signatures continued on next page*]

CONFIRMED AND ACCEPTED,
as of the date first written above:

ASIAN DEVELOPMENT BANK

By:________________________________

Name: KAZUKI FUKUNAGA
Title: Assistant Treasurer

PRICING SUPPLEMENT


ADB

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 603-00-1

U.S.$2,750,000,000

2.50 per cent. Global Notes due 15 March 2016

Issue price: 99.603 per cent.

Joint Lead Managers

Goldman Sachs International
HSBC
J.P. Morgan
RBC Capital Markets

Co-Lead Managers

BofA Merrill Lynch
Daiwa Capital Markets Europe
Morgan Stanley
Royal Bank of Scotland
Credit Suisse
Deutsche Bank
Nomura
TD Securities
UBS Investment Bank

The date of this Pricing Supplement is 17 February 2011.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$2,750,000,000 2.50 per cent. Global Notes due 15 March 2016 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 20 July 2005 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 6 December 2010.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank.
2.	Series Number:		603-00-1.
3.	(i)	Specified Currency (Condition 1(c)):	United States Dollars ("U.S.$").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		U.S.$2,750,000,000.
5.	(i)	Issue Price:	99.603 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	U.S.$2,735,645,000.
6.	Specified Denominations (Condition 1(a)):		U.S.$1,000.
7.	(i)	Issue Date (Condition 5(d)):	22 February 2011.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		15 March 2016.

9.	Interest Basis (Condition 5)):	Fixed Rate (Condition 5(a)) (further particulars specified below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg Stock Exchange.
15.	Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable.
(i)	Rate(s) of Interest:	2.50 per cent. per annum, payable semi-annually in arrear.
(ii)	Interest Payment Date(s):	15 March and 15 September of each year, commencing on 15 September 2011.
(iii)	Fixed Coupon Amount(s):	U.S.$12.50 per Specified Denomination, payable on each Interest Payment Date except for the first Interest Payment Date on 15 September 2011, which is subject to the Broken Amount per paragraph 16(iv) below.
(iv)	Broken Amount(s):	U.S.$14.097 per Specified Denomination.
(v)	Day Count Fraction (Condition 5(d)):	30/360.
(vi)	Determination Date(s):	Not applicable.
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	No Calculation Period shall be adjusted in the event that the first day or last day of such period falls on a day that is not a Business Day.

17.	Floating Rate Note Provisions (Condition 5(b)):	Not applicable.
18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.
22.	Put Option (Condition 6(f)):	Not applicable.
23.	Final Redemption Amount:	Aggregate Nominal Amount.
	(i) Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
	(ii) Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii) Variable Redemption Amount (Condition 6(d)):	Not applicable.
24.	Early Redemption Amount:	
	(i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
	(ii) Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Book-Entry Notes available on Issue Date. The Notes may not be exchanged for Definitive Fed Registered Notes.
26.	Talons for future Coupons to be	

	attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	
	(i) Relevant Financial Center:	New York.
	(ii) Payment Dates:	If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day and shall not be obliged to pay any interest or other payment in respect of such postponed payment. "Business Day" shall mean a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York.

Distribution

32.	(i) If syndicated, names of Managers:	Goldman Sachs International HSBC Bank plc J.P. Morgan Securities Ltd. RBC Capital Markets, LLC Credit Suisse Securities (Europe) Limited

Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
Merrill Lynch International
Morgan Stanley & Co. International plc
Nomura International plc
TD Securities (USA) LLC
The Royal Bank of Scotland plc
UBS Limited

(ii)	Stabilizing Manager (if any):	Not applicable.
(iii)	Commissions and Concessions:	0.125 per cent. of the Aggregate Nominal Amount.

33.	If non-syndicated, name of Dealer:	Not applicable.
34.	Additional selling restrictions:	Not applicable.

Operational Information

35.	(i)	ISIN:	US045167BZ51.
	(ii)	CUSIP:	045167BZ5.
	(iii)	CINS:	Not applicable.
	(iv)	Other:	Not applicable.

36.	Common Code:	059394789.
37.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Federal Reserve Book-Entry System.
38.	Delivery:	Delivery against payment.
39.	Additional Paying Agent(s) (if any):	Not applicable.
40.	Governing Law:	New York.

Tax Considerations – United States Federal Income Taxation

IRS Circular 230 Notice:

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE (THE "IRS") CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PRICING SUPPLEMENT OR ANY DOCUMENT REFERRED TO HEREIN IS NOT

INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE OF 1986 AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE NOTES; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the most recently published Information Statement of ADB. ADB's latest Information Statement was issued on 28 April 2010.

Recent Developments

On 4 May 2010, ADB's Board of Governors approved the following with respect to its 2009 ordinary capital resources net loss:

a) U.S.$447.6 million, representing unrealized losses as of 31 December 2009, be added from the cumulative revaluation adjustments account;
b) U.S.$247.2 million, representing the adjustment to the loan loss reserve as of 31 December 2009, be added from the loan loss reserve and then be allocated to surplus;
c) U.S.$230.9 million be allocated to the ordinary reserve;
d) U.S.$120.0 million be allocated to the Asian Development Fund;
e) U.S.$40.0 million be allocated to the Technical Assistance Special Fund;
f) U.S.$10.0 million be allocated to the Climate Change Fund; and
g) U.S.$10.0 million be allocated to the Regional Cooperation and Integration Fund.

With effect from 7 June 2010, Lakshmi Venkatachalam has been appointed as ADB's Vice-President (Private Sector and Cofinancing Operations).

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: ______________________

Name: KAZUKI FUKUNAGA
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services
33, rue de Gasperich
Howald-Hesperange
L-2085 Luxembourg

LEGAL ADVISERS TO THE DEALERS

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

AUDITORS

Deloitte & Touche LLP
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809